Prospectus Supplement
(To Prospectus dated February 9, 1999)


                         ANHEUSER-BUSCH COMPANIES, INC.


$200,000,000
7.50% Notes due March 15, 2012

Interest payable March 15 and September 15

Issue price:  99.374%

The Notes will mature on March 15, 2012. Interest will accrue from March 9, 2000. We may redeem the Notes in whole or in part at any time at the redemption prices described on page S-3. We will issue the Notes in minimum denominations of $1,000 increased in multiples of $1,000.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Notes or passed upon the adequacy or accuracy of this prospectus supplement or the prospectus. Any representation to the contrary is a criminal offense.

--------------------------------------------------------------------------------
                              Price to           Discounts and      Proceeds to
                              Public             Commissions        the Company
--------------------------------------------------------------------------------
Per Note                      99.374%            .675%              98.699%
--------------------------------------------------------------------------------
Total                         $198,748,000       $1,350,000         $197,398,000
--------------------------------------------------------------------------------

We do not intend to apply for listing of the Notes on any national securities exchange. Currently, there is no public market for the Notes.

We expect that delivery of the Notes will be made to investors on or about March 9, 2000.


J.P. Morgan & Co.
                            Goldman, Sachs & Co.
                                                         Warburg Dillon Read LLC
Banc of America Securities LLC
                            Chase Securities Inc.
                                                      Morgan Stanley Dean Witter
March 6, 2000

You should only rely on the information contained or incorporated by reference in this prospectus supplement and the prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement and the prospectus is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.



                                TABLE OF CONTENTS

                              Prospectus Supplement



Description of the Notes.....................................................S-3
Underwriting.................................................................S-5


                                   Prospectus

Where You Can Find More Information .........................................  2
Information About Anheuser-Busch.............................................  3
Use of Proceeds..............................................................  3
Description of the Debt Securities ..........................................  4
Book-Entry Debt Securities ..................................................  9
Plan of Distribution ........................................................ 11
Legal Opinion ................................................................11
Experts.......................................................................11

                            DESCRIPTION OF the NOTES

We will issue the Notes under an Indenture dated as of August 1, 1995 (the "Indenture") between us and The Chase Manhattan Bank, as Trustee. Information about the Indenture is in the prospectus under "Description of the Debt Securities".

The interest rate on the Notes will be 7.50% per annum, accruing from March 9, 2000. We will pay interest on March 15 and September 15, starting September 15, 2000. We will pay interest to the persons in whose names the Notes are registered at the close of business on the March 1 or September 1 preceding the payment date.

We will issue the Notes in book-entry form, as a single global Note registered in the name of the nominee of The Depository Trust Company, which will act as Depositary, or in the name of the Depositary. Beneficial interests in book-entry Notes will be shown on, and transfers thereof will be made only through, records maintained by the Depositary and its participants. Except as described in the prospectus under "Book-Entry Debt Securities," owners of beneficial interests in a global Note will not be entitled to receive physical delivery of certificates for the Notes.

Optional Redemption

We may redeem the Notes, in whole or in part, at our option at any time at a redemption price equal to the greater of (i) 100% of the principal amount of such Notes and (ii) as determined by a Quotation Agent (as defined below), the sum of the present values of the remaining scheduled payments of principal and interest thereon (not including any portion of such payments of interest accrued as of the date of redemption) discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate (as defined below) plus 20 basis points plus, in each case, accrued interest thereon to the date of redemption.

"Adjusted Treasury Rate" means, with respect to any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

"Comparable Treasury Issue" means the United States Treasury security selected by a Quotation Agent as having a maturity comparable to the remaining term of the Notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such Notes.

"Comparable Treasury Price" means, with respect to any redemption date, (i) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (ii) if the Trustee obtains fewer than three such Reference Treasury Dealer Quotations, the average of all such quotations.

"Quotation Agent" means the Reference Treasury Dealer appointed by us.

"Reference Treasury Dealer" means (i) J.P. Morgan Securities Inc., Goldman, Sachs & Co., Warburg Dillon Read LLC, and their respective successors; provided, however, that if any of the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (a "Primary Treasury Dealer"), we shall substitute therefor another Primary Treasury Dealer; and (ii) any other Primary Treasury Dealer we select.

"Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by us, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer at 5:00 p.m., New York City time, on the third Business Day preceding such redemption date.

Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of the Notes to be redeemed. Unless we default in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the Notes or portions thereof called for redemption.

The Notes will not be subject to any sinking fund.

Same-Day Settlement and Payment

The Notes will trade in the Depositary's same-day funds settlement system until maturity or until we issue the Notes in definitive form. The Depositary will therefore require secondary market trading activity in the Notes to settle in immediately available funds. We can give no assurance as to the effect, if any, of settlement in immediately available funds on trading activity in the Notes.

Governing Law

The Notes will be governed by and construed in accordance with the laws of the State of New York.

Additional Notes

We may elect to issue additional Notes under the Indenture which would be considered part of the same issue as the Notes. If we do so, those securities would have the same interest rate as the Notes (which would accrue from the same date), the same maturity date and the same payment terms as the Notes.

                                  UNDERWRITING

We are selling the Notes to the underwriters named below under an Underwriting Agreement dated March 6, 2000. The underwriters, and the amount of the Notes each of them has severally agreed to purchase from us, are as follows:

                                                               Principal Amount
       Underwriters                                               of Notes
       ------------                                          -------------------
       J.P. Morgan Securities Inc. ......................        $100,000,000
       Goldman, Sachs & Co.  ............................          35,000,000
       Warburg Dillon Read LLC  .........................          35,000,000
       Banc of America Securities LLC  ..................          10,000,000
       Chase Securities Inc. ............................          10,000,000
       Morgan Stanley & Co. Incorporated ................          10,000,000
                                                                 ------------
       Total ............................................        $200,000,000
                                                                 ============

The Underwriting Agreement provides that, if the underwriters take any of the Notes, then they are obligated to take and pay for all of the Notes.

The Notes are a new issue of securities with no established trading market. We do not intend to apply for listing of the Notes on any national securities exchange. The underwriters have advised us that they intend to make a market for the Notes, but they have no obligation to do so. They also may discontinue market making at any time without providing any notice. We cannot give any assurance as to the liquidity of any trading market for the Notes.

The underwriters initially propose to offer part of the Notes directly to the public at the public offering price set forth on the cover page and part to certain dealers at a price that represents a concession not in excess of .30% of the principal amount of the Notes. Any underwriter may allow, and any such dealer may reallow, a concession not in excess of .20% of the principal amount of the Notes to certain other dealers. After the initial offering of the Notes, the underwriters may, from time to time, vary the offering price and other selling terms.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute payments which the underwriters may be required to make in respect of such liabilities.

We estimate that we will spend approximately $150,000 for printing, rating agency fees, registration fees, Trustee's fees, legal fees and other expenses of the offering.

We entered into an interest rate derivative transaction with an affiliate of J.P. Morgan Securities Inc. relating to a government security which served as the reference interest rate for the Notes.

In connection with the offering of the Notes, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the prices of the Notes. Specifically, the underwriters may overallot in connection with the offering of the Notes, creating a syndicate short position. In addition, the underwriters may bid for, and purchase, the Notes in the open market to cover short positions or to stabilize the price of the Notes. Finally, the underwriters may reclaim selling concessions allowed for distributing the Notes in the offering, if the underwriters repurchase previously distributed Notes in transactions to cover short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market prices of the Notes above independent market levels. The underwriters are not required to engage in any of these activities and may end any of these activities at any time.

The underwriters have agreed to reimburse us for certain expenses incurred in connection with the offering of the Notes.

Mr. Douglas A. Warner III, one of our directors, is the President, Chief Executive Officer and Chairman of the Board of Directors of J.P. Morgan & Co. Incorporated, the parent corporation of J.P. Morgan Securities Inc., which is one of the underwriters.

Mr. Peter M. Flanigan, an advisory member of our board of directors, is an advisor to Warburg Dillon Read LLC, which is one of the underwriters.

An affiliate of Chase Securities Inc., which is one of the underwriters, serves as Trustee under the Indenture.

Charles F. Knight, a member of our board of directors, is also a member of the board of directors of Morgan Stanley Dean Witter & Co., the parent company of Morgan Stanley & Co. Incorporated, which is one of the underwriters.

In the ordinary course of their respective businesses, certain of the underwriters and/or their affiliates have engaged, and expect in the future to engage, in investment banking, commercial banking and/or general financing transactions with us, for which they have received, and may in the future receive, customary fees and commissions for these services.